                                     MAYER, BROWN, ROWE & MAW LLP [LOGO OMITTED]

September 20, 2005                                  Mayer, Brown, Rowe & Maw LLP
                                                                   1675 Broadway
                                                   New York, New York 10019-5820

                                                         Main Tel (212) 506-2500
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VIA EDGAR TRANSMISSION AND FEDERAL                        www.mayerbrownrowe.com
EXPRESS
                                                               PHILIP O. BRANDES
United States Securities and Exchange Commission       Direct Tel (212) 506-2558
100 F Street, N.E., Mail Stop 7010                     Direct Fax (212) 849-5958
Washington, DC 20549                                 pbrandes@mayerbrownrowe.com
Attention: Tamara Brightwell

RE:    TAL INTERNATIONAL GROUP, INC.
       REGISTRATION STATEMENT ON FORM S-1
       FILED JUNE 30, 2005
       FILE NO. 333-126317

Dear Ms. Brightwell:

         On behalf of TAL International Group, Inc. (the "Company"), we enclose for filing under the Securities Act of 1933, as amended (the "Securities Act")
and the applicable rules and regulations thereunder, amendment No. 2 to the registration statement on Form S-1 (File No. 333-126317) ("Amendment No. 2").
The registration statement was initially filed on June 30, 2005 and amendment
No. 1 to such registration statement was filed on August 26, 2005 (such initial filing, together with Amendment No. 1 thereto and Amendment No. 2, being referred to herein as the "Registration Statement").

         In addition, this letter sets forth the responses of the Company to the comments raised by the staff of the Securities and Exchange Commission (the
"Staff") in your letter dated September 8, 2005 to Mr. Brian M. Sondey. To facilitate your review of Amendment No. 2, this letter keys our responses to your comments and provides any requested supplemental information currently available. Where practicable, we have specifically identified the places where changes were made in Amendment No. 2. Unless otherwise indicated, references in our responses to page numbers refer to page numbers in Amendment No. 2.

         To expedite your review, we have enclosed five clean and five blacklined copies of Amendment No. 2.

                                     GENERAL
                                     -------

1.       Comment: We note your response to prior comment one. Include all information that is not subject to Rule 430A in the next amendment, including a bona fide estimate of the

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United States Securities and Exchange Commission
September 20, 2005

         range of the maximum offering price for the shares and the maximum number of shares offered. This information must be included on the prospectus cover page, as well as in the body of the prospectus. See instruction 1(A) to Item 501(b)(3) of Regulation S-K. Please be
         advised that the staff will not review any further amendments without this information included in the prospectus. We may have further comments after reviewing this information.

         Response: The Registration Statement has been revised in accordance with this comment.

2.       Comment: We note your response to prior comment two. Please note that will need adequate time to review these exhibits, including the legal opinion and underwriting agreement before accelerating effectiveness.

         Response: The Registration Statement has been revised to include each of the remaining exhibits save for Exhibit 4.1 (Form of Common Stock
         Certificate).

                                   COVER PAGE
                                   ----------

3.       Comment: Clarify on the cover how many shares you will sell and how many the selling shareholders will sell. Clarify on page 5 that shareholders are also offering stock and disclose how much they are offering. If the shareholders are only selling shares pursuant to the over-allotment option, please clarify this.

         Response: The cover of the prospectus and page 5 of the prospectus summary have been revised in accordance with this comment.

                               PROSPECTUS SUMMARY
                               ------------------

4.       Comment: We note the revisions made in response to prior comment six;
         however, it appears that the summary section still contains a lengthy description of the company's business, industry, competitive strengths and strategy. Please revise to identify the most significant aspects of your business and consider providing a cross-reference to more detailed information in the prospectus.

         Response: The prospectus summary has been revised in accordance with this comment.

5.       Comment: We also note your discussion regarding the company's market share ranking prepared by Containerisation International in June 2004.
         It appears that the Containerisation International Leasing Market 2005 analysis is now available. Tell us whether the 2005 analysis provides the updated information regarding your market share ranking. In addition, given that the 2005 analysis is available, to the extent that you wish to cite to Containerisation International, you should provide updated information. In this regard, we note that you provided us with a copy of the first quarter report of the Drewry

United States Securities and Exchange Commission
September 20, 2005

         Container Market Quarterly. It appears that the second quarter report is now available and you should update your information accordingly.

         Response: The market share information in the prospectus summary has been updated with the information provided in Containerisation
         International's Leasing Market 2005 analysis. Simultaneously with the delivery of this letter, the Company is supplementally providing the
         Staff under separate cover a copy of Containerisation International's
         Leasing Market 2005.

6.       Comment: Please tell us whether the market share information was prepared for you for a fee. If so, please disclose this and also file
         Containerisation International's consent as an exhibit. Please refer to
         Item 601(b)(99) of Regulation S-K.

         Response: The Company did not pay any fee to Containerisation
         International or any other publication cited in the Registration
         Statement in connection with their preparation of the market share information.

                           THE REFINANCING TRANSACTION
                           ---------------------------

7.       Comment: Please revise this section, and elsewhere in the prospectus as necessary, to discuss the syndication thresholds you must satisfy.

         Response: Each of the syndication thresholds applicable to the
         Company's asset securitization facility and senior secured credit facility have been satisfied. Accordingly, the prospectus has been revised to delete all references to the syndication thresholds.

                                 USE OF PROCEEDS
                                 ---------------

8.       Comment: Revise to state the amount of the net proceeds of the offering that you will use to repay outstanding amounts under your senior unsecured credit agreement and outstanding accrued dividends on the preferred stock. In this regard, we note that a portion of the net proceeds will be used, along with borrowings under the new asset securitization facility and the new senior secured credit facility, to repay the outstanding amounts.

         Response: The prospectus summary has been revised in accordance with this comment.

             RISK FACTORS - CONTAINER LEASING DEMAND IS AFFECTED...
             ------------------------------------------------------

9.       Comment: We note your revisions to this risk factor. Please revise to discuss the impact the build-up of container inventories and the decline in container utilization will have on your plans to purchase additional containers.

         Response: The Risk Factor and Management's Discussion and Analysis of
         Financial Condition and Results of Operations sections of the prospectus have been revised to discuss the impact of increased container inventories on our plans to purchase new containers.

United States Securities and Exchange Commission
September 20, 2005

            RISK FACTORS - WE REQUIRE A SIGNIFICANT AMOUNT OF CASH...
            ---------------------------------------------------------

10.      Comment: It appears that you updated the risk factor "We will have a substantial amount of debt outstanding..." on page 20 to include information regarding your new credit facilities. However, it does not appear that you revised the risk factor on page 21 relating to the amount of cash required to service your outstanding indebtedness. As previously requested in prior comment 15, please disclose the amount of your annual debt service under your current credit facilities. In this regard, we note that you have entered into a new asset securitization facility and amended the senior secured credit facility.

         Response: The Risk Factor section of the prospectus has been revised in accordance with this comment.

                          THE PREFERRED SHARE EXCHANGE
                          ----------------------------

11.      Comment: We note that the preferred shares will be converted into common shares and that the conversion price will be equal to the initial public offering price of the common shares. Please disclose whether the preferred shares will be converted into common shares on a one-for-one basis or some other ratio.

         Response: The Preferred Share Exchange section of the prospectus has been revised in accordance with this comment.

12.      Comment: Revise to disclose how any accrued dividend will be paid when the preferred shares are converted into common shares. For example, disclose whether any accrued dividends will be paid in cash or with common shares. If the dividends are to be paid in cash, disclose the amount of dividends to be paid and the source of the funds used to pay the dividends. If the dividends are to be paid in common shares, disclose the calculation used to determine the amount of common shares to be paid for the accrued dividends.

         Response: The Preferred Share Exchange section of the prospectus has been revised in accordance with this comment.

                                    DILUTION
                                    --------

13.      Comment: As previously requested, revise this section to include any shares which officers, directors, promoters and affiliated persons have acquired in the last five years or which they currently have the right to acquire. See Regulation S-K Item 506. As such, you should revise your calculations to include any shares issuable upon the exercise of outstanding stock options or issuable to officers under the 2004
         Management Stock Plan and the shares issuable pursuant to the preferred share exchange.

         Response: The Dilution section of the prospectus has been revised in accordance with this comment.

United States Securities and Exchange Commission
September 20, 2005

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS
                    ----------------------------------------
              NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
              ----------------------------------------------------

14.      Comment: We have read your reply to prior comment 22. Please provide a clearer explanation of adjustment 4 on page 31. In this connection, it is our understanding that the historical financial statements for the ten months ended December 31, 2004 reflects a loss on sale of leasing equipment under historical cost value of $3,325,000 and that based upon the upon the purchase allocation to older equipment which decreased the historical carrying amount of the equipment sold, a pro forma gain is reflected. However, it would appear that the value assigned to the older equipment sold, would not be less than the actual sales price and that a pro forma gain should not be reflected. It would appear that purchase accounting value would be fair value, which would equal the sale price.

         Response: The Company respectfully notes the Staff's comment. In response to the Staff's comment, the Company sets forth below a summary of the Company's analysis with respect to adjustment 4 on page 34.

         Units Held For Sale at October 31, 2004: The units in this category were assigned a fair value at October 31, 2004 that was based on the average October 2004 sale prices for units the Company had sold during the month. These units had previously been designated for sale by the
         Company, were of various ages and types, and were located at numerous depots around the world. Units held for sale generally are sold in small quantities to a diverse group of customers around the world at negotiated prices reflective of the local markets.

         Units on Lease or Available for Lease at October 31, 2004: The fair value at October 31, 2004 of the units in this category was determined by the Company's valuation consultants, Standard & Poors Corporate
         Value Consulting ("S&P"), utilizing cost and sales comparison approach methodologies as part of a going concern. The cost approach was used by
         S&P to value the containers based on a replacement cost study of the assets using a detailed listing of each container type and the date it was acquired and placed in service. The following steps were performed by S&P in its replacement cost analysis:

                     o    Replacement cost was determined for each type of
                          container based on the then current prices for new
                          equipment for each type of container, interviews with
                          leasing companies and shipping companies, as well as
                          the Company's historical experience in purchasing new
                          containers;

                     o    Useful life and residual value were determined through
                          market studies and the Company's historical
                          experience; and

United States Securities and Exchange Commission
September 20, 2005

                     o    Depreciation was applied against the replacement cost
                          minus the residual value for each container based on
                          its age, resulting in the fair value assuming
                          continued use for each container.

         Certain of the Company's containers are on lease under lease agreements that provide customers with an option to purchase the containers. Since these containers are encumbered by the purchase option, S&P used the income approach to value them.

         Pro Forma 2004: The Company has noted the Staff's comments and has re-evaluated its adjustments to the net gain (loss) on sale of leasing equipment reflected in the Unaudited Pro Forma Statement of Operations for the Year Ended December 31, 2004.

         Approximately 50% of the units sold during the first ten months of 2004 were designated as held for sale as of the beginning of 2004 (these units were classified as Equipment Held for Sale in the Predecessor historical combined consolidated balance sheet at December 31, 2003 included in the Registration Statement). Since the 2004 pro forma statement of operations is intended to present the results of operations as though the acquisition had occurred at the beginning of the year and since these units had been designated for sale at that date, the Company has estimated their pro forma fair value as of the beginning of 2004 based on their subsequent sale price and, accordingly, no gain or loss is reflected in the 2004 unaudited pro forma statement of operations.

         The remaining units sold during the first ten months of 2004 were units that came off lease or otherwise became available for sale subsequent to January 1, 2004. In the Company's initial filing, the Company estimated the pro forma gain or loss on these units based on the replacement cost valuation approach performed by S&P as of October 31,
         2004 described above which had valued them assuming continued use. This resulted in an anomaly in that actual sales prices for the ten months ended October 31, 2004, which were reflective of the market conditions and prices for the sale of small numbers of units as described above, were compared to the estimated replacement cost assuming continued use based on a valuation as of October 31, 2004. Upon further review, the
         Company has concluded that this anomaly which results from comparing two different valuation methods (cost vs. sales price), is potentially confusing and, accordingly, has eliminated this adjustment for purposes of the 2004 unaudited pro forma statement of operations.

         Accordingly, the revised Unaudited Pro Forma Statement of Operations
         For the Year Ended December 31, 2004 reflects no net loss (gain) on the sale of leasing equipment for the ten months ended October 31, 2004.

15.      Comment: Please expand your description of adjustment 5 and 6 on page
         31 to disclose interest rates and the amount of borrowing.

         Response: Footnotes 5 an 6 have been revised in accordance with this comment.

United States Securities and Exchange Commission
September 20, 2005

16.      Comment: Include an explanation of adjustments that will be reflected in the column for "Adjustments for Offering and Related Transactions".

         Response: The Unaudited Pro Forma Financial Statements have been revised to include a description and calculation of the pro forma adjustments that are reflected in the column entitled "Adjustments for
         Offering and Related Transactions".

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------

17.      Comment: Reference is made to the disclosure in the last paragraph on page 42. Please provide the dollar amounts represented by the percentages of 2%, 5% and 50%. Expand the discussion to provide information as of the most recent practical date. It is unclear how the situation described has evolved during the third quarter.

         Response: The Management's Discussion and Analysis of Financial
         Condition and Results of Operations section of the prospectus has been revised in accordance with this comment.

18.      Comment: Tell us and, if material, disclose in the filing how the company's business has been impacted by Hurricane Katrina.

         Response: The Company respectfully notes the Staff's comment. The
         Company does not expect the effects of Hurricane Katrina to have a material impact on its business. While the ports of New Orleans and
         Gulfport were damaged in the hurricane, the Company does not consider either of these ports to be major container ports (by way of reference, neither port is among the top 100 container ports in the world). While the Company has seen a mildly positive impact on its re-sale business since the relief and expected reconstruction efforts have increased demand and prices for used containers in North America and has also seen some leasing requests from customers with lost containers in New
         Orleans and Gulfport, the Company does not expect these impacts to materially change its business or financial performance.

                             CONTRACTUAL OBLIGATIONS
                             -----------------------

19.      Comment: We note your revisions on page 53 regarding the new asset securitization facility, however, it appears that the information provided is not complete. For example, the final paragraph on page 53 appears unfinished, and the penultimate paragraph states that the terms of the Series 2005-1 Notes are "described below", but it does not appear that a description has been included. Please advise or revise.

         Response: The Contractual Obligations section of the prospectus has been revised in accordance with this comment.

United States Securities and Exchange Commission
September 20, 2005

                       PRINCIPAL AND SELLING STOCKHOLDERS
                       ----------------------------------

20.      Comment: For each stockholder that is not a natural person and not a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act, you must identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. See Interpretation 4S. of Regulation S-K Item 507 in the March
         1999 supplement of the manual of publicly available CF telephone interpretations.

         Response: The Principal and Selling Stockholders section of the prospectus has been revised in accordance with this comment.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
              ----------------------------------------------------

21.      Comment: Please revise the descriptions of agreements to delete complex imbedded lists of information taken from legal documents. Please revise to describe the terms of the agreements in plain English and use bullet format disclosure.

         Response: The Certain Relationships and Related Party Transactions
         section of the prospectus has been revised in accordance with this comment.

22.      Comment: Please revise your disclosures in this section as appropriate to discuss the impact the preferred share exchange will have on each agreement. If any of the agreements were amended to allow for the preferred share exchange, please file the amended agreements as an exhibit to the registration statement.

         Response: The Company respectfully notes the Staff's comment. The
         Company did not amend any of the referenced agreements in connection with the Preferred Share Exchange and the Company further notes that the Preferred Share Exchange will not have a material impact on any of such agreements.

                       DESCRIPTION OF CERTAIN INDEBTEDNESS
                       -----------------------------------

23.      Comment: Revise this section to include the interest rate on the asset securitization facility and the senior secured credit facility as of the most recent practicable date.

         Response: The Description of Certain Indebtedness section of the prospectus has been revised in accordance with this comment.

24.      Comment: As previously requested in prior comment 27, please discuss the business purpose for creating the special purpose entity, the benefits to TAL of doing so, and any potential risks.

United States Securities and Exchange Commission
September 20, 2005

         Response: The Company respectfully notes the Staff's comment. The
         Company further notes that the primary business purpose for the creation of the special purpose entity was to facilitate the Company's entry into its new asset securitization facility, as the isolation of the financed containers and related leases in a special purpose entity is the primary financing structure for container securitizations. The
         Company further notes that the special purpose entity was not created for the purpose of seeking off-balance treatment of any of the
         Company's obligations. In this light, the Company further notes that the special purpose entity will be consolidated for accounting purposes.

                                BOARD COMMITTEES
                                ----------------

25.      Comment: As previously requested, please identify the members of each committee once you have established and appointed board committees.

         Response: The Board Committees section of the prospectus has been revised in accordance with this comment.

                                  UNDERWRITING
                                  ------------

26.      Comment: As previously requested in prior comment 40, describe the various factors considered in determining the public offering price of the common stock as required by Item 505 of Regulation S-K.

         Response: The Company respectfully notes the Staff's comment. The
         Company respectfully informs the Staff that it believes that the discussion of the various factors considered in determining the public offering price of the common stock presented on page __ of the
         Registration Statement sufficiently highlights the material factors upon which the public offering price was determined.

27.      Comment: We note your response to prior comment 41. Please tell us whether UBS Investment Bank intends to engage in an electronic offer, sale or distribution of the shares. If UBS does intend to do so, describe the procedures to us supplementally or confirm that the procedures will be identical to the procedures reviewed by the
         Division's Office of Chief Counsel without objection.

         Response: As a courtesy to certain of their customers to whom a preliminary prospectus will be sent, UBS Securities LLC and UBS
         Financial Services Inc., a selected dealer affiliated with UBS
         Securities LLC, may distribute preliminary prospectuses electronically to certain of their customers. UBS will not accept indications of interest, offers to purchase or confirm sales electronically except for the indications of interest accepted by UBS through its "New Issues"
         system (formerly known as DealKey (SM) and described in the next paragraph). To the extent distributed electronically, the preliminary prospectus will be in Adobe PDF format. No preliminary prospectus will be

United States Securities and Exchange Commission
September 20, 2005

         sent until a preliminary prospectus meeting the requirements of the
         Securities Act of 1933 has been prepared and filed with the
         Commission.

         UBS Securities LLC intends to make the preliminary prospectus available to certain of its customers through "New Issues," a section of the UBS
         Investment Bank Client Portal that is part of UBS Securities LLC's web-based client services site. UBS Securities LLC will accept indications of interest from those certain customers through "New
         Issues" but will not accept offers to purchase or confirm sales through any of its websites in connection with the offering. The "New Issues"
         section is separate from UBS Securities LLC's publicly available website as access to "New Issues" is password-protected. UBS Securities
         LLC customers may obtain password access to "New Issues" upon request.
         UBS Securities LLC currently limits access to "New Issues" in the
         United States to institutional customers that are "qualified institutional buyers" under Rule 144A. "New Issues" contains a listing of equity and equity-linked offerings, with each offering hyperlinked to an offering summary page. The offering summary page will contain
         Rule 134 information pertaining to the offering, a hyperlink to the preliminary prospectus and other non-offering related information (such as administrative or logistical information). In some cases, the offering summary page will also contain a link to the offering road show as discussed below in greater detail. The preliminary prospectus will be in Adobe PDF format, and a link will be available on the page to download the required viewer. The Company has been informed by UBS
         Securities LLC that Ms. Kristina Schillinger, Esq. of the Securities and Exchange Commission reviewed UBS Securities LLC's electronic offering procedures without objection in the spring of 2001.

         UBS Securities LLC has informed the Company that, in addition to distributing preliminary prospectuses electronically through "New
         Issues," it may send preliminary prospectuses via email as a courtesy to certain of its customers to whom it is concurrently sending a prospectus in hard copy.

         The Company does not intend to use any forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format.

         The Company understands that UBS Securities LLC plans to engage
         NetRoadshow, Inc. to host or access the preliminary prospectus on the
         Internet. The Internet address of NetRoadshow, Inc. is
         "www.netroadshow.com". UBS Securities LLC has entered into a Master
         Services Agreement with NetRoadshow, Inc., which is attached as Exhibit
         A. The only material that will appear on NetRoadshow, Inc.'s website in connection with the offering will be a copy of the preliminary prospectus and the road show. In accordance with the agreement,
         NetRoadshow, Inc. will make the road show available only to those investors who have been provided with a password from the underwriters.
         An investor who is given the password may access the road show during a one-day period and will not be able to download, copy or print any portion of the road show transmission other than the preliminary prospectus. In the agreement, NetRoadshow, Inc. agrees to comply

United States Securities and Exchange Commission
September 20, 2005

         with its obligations under the terms of the response of the Office of
         Chief Counsel, Division of Corporate Finance, Securities and Exchange
         Commission, dated July 30, 1997, with respect to road show transmissions for registered offerings, as amended or updated by other no-action letters relating to Internet road shows.

         Other than UBS Securities LLC, no other underwriter intends to engage in an electronic offer, dale or distribution of the shares.

28.      Comment: We note on page 93, you state that the lock-up is subject to certain exceptions described in the Underwriting section. If the only exception relates to the earnings releases, which you identify on page
         93, please delete the reference to the exceptions discussed under
         Underwriting.

         Response: The Underwriting section of the prospectus has been revised to discuss the exceptions to the lock-ups.

                              FINANCIAL STATEMENTS
                              --------------------
           NOTE 1 - DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION
           ----------------------------------------------------------

29.      Comment: The sentence preceding the tabulation on page F-7 states that the purchase price allocation is preliminary. If the allocation has been completed, the wording should be revised. It is our understanding, based upon your response to prior comment 48, that the purchase price allocation is complete and is no longer preliminary.

         Response: Note 1 has been revised in accordance with this comment.

              NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
              ---------------------------------------------------
                                LEASING EQUIPMENT
                                -----------------

30.      Comment: Reference is made to prior comment 50. Please include in the notes to the financial statements, an analysis of the composition of leasing equipment, by type of container, or in another appropriate manner. In addition, provide information of the amount of leasing equipment not under lease.

         Response: Note 2 has been revised in accordance with this comment.

                        NOTE 5 - REDEEMABLE CAPITAL STOCK
                        ---------------------------------

31.      Comment: The notes to the financial statements should disclose the preferred share exchange agreement as described on page 25. The agreement should also be disclosed in the table of capitalization on page 27 and the pro forma balance sheet on page 34. We note that upon closing of the proposed offering, the preferred stock will automatically convert to common stock at a conversion price equal to the initial public offering price. A portion of the offering proceeds will be used to pay accrued dividends on the preferred stock.

United States Securities and Exchange Commission
September 20, 2005

         Response: Note 5 has been revised in accordance with this comment. In addition, the Capitalization section of the prospectus and the notes to the pro forma balance sheet have been revised to disclose the preferred share exchange.

                                   STOCK SPLIT
                                   -----------

32.      Comment: We note that the company intends to file a pre-effective amendment to reflect a stock split as mentioned in your reply to prior comment 45. We note that all per share amounts will be adjusted for the stock split.

         Response: The Company respectfully notes the Staff's comment. The financial statements have been revised to reflect the adjustments for the stock split.

                        NOTE 4 -CAPITAL AND STOCK OPTIONS
                        ---------------------------------

33.      Comment: We note your response to prior comment 53. Please give the staff your computation that resulted in the unearned compensation of
         $3.9 million relating the options for 528.71 common shares granted on
         April 1, 2005 with an exercise price of $1. Tell us whether the estimated fair value of $3,704 per share contemplated the conversion of preferred stock to common at a conversion price equal to the IPO price.

         Response: As requested, set forth below is the Company's computation of the unearned compensation expense for the options and shares issued on
         April 1, 2005.

              Midpoint of Underwriters' Valuations of Equity Value......................  $   598,807
              Actual Equity Value as of April 1, 2005 (includes
                   common stock and preferred stock)....................................  $   209,866
                                                                                        ----------------
              Total Value to be Allocated...............................................  $   388,941
                                                                                        ===============

              Allocation:                                       Shares        %     Valuation             Per Share ($)
              -----------                                   -------------  -----   ------------       ------------------

              Investors - Prior to April 1, 2005              103,950.00    99.0%  $   385,025
              Management Investors - April 1, 2005                 528.71    0.5%        1,958 (A)
              Management - Option Shares - April 1, 2005           528.71    0.5%        1,958 (B)
                                                             ------------          ------------
                                                               105,007.42          $   388,941            $    3,704

              Total allocated portion for the shares issued and
                     granted on April 1, 2005 (A+B).............................   $     3,917
              Annual expense (recognized ratably over 4 year vesting period.....   $       979
              Expense recognized for the three months ended June 30, 2005.......   $       245

         With respect to the estimated value of $3,704 per share, the Company did contemplate the conversion of the preferred stock to common stock at a conversion price equal to the initial public offering price. Since the conversion of the preferred shares would be at the initial public offering price, the total value to be allocated to the option shares per the Company's calculation would remain unchanged.

United States Securities and Exchange Commission
September 20, 2005

                           NOTE 11 - SUBSEQUENT EVENTS
                           ---------------------------

34.      Comment: Disclose the interest rate, repayment and other significant terms of the new asset securitization facility entered into effective
         August 1, 2005. We note the information on page 87.

         Response:  Note 11 has been revised in accordance with this comment.

                                    EXHIBITS
                                    --------

35.      Comment: Provide a currently dated consent from the independent registered public accountant in each amendment to the registration statement.

         Response: The Company has included a currently dated consent in
         Amendment No. 2.

United States Securities and Exchange Commission
September 20, 2005

Please do not hesitate to contact me at (212) 506-2558 if you have any questions or if we can be of further assistance.

Very truly yours,

/s/ Philip O. Brandes
---------------------
    Philip O. Brandes